Exhibit 21

List of Subsidiaries

Subsidiaries of Novatel Wireless, Inc.	State or Other Jurisdiction of Incorporation or Organization	Name Under Which Subsidiary Does Business
Novatel Wireless Technologies, Ltd.	Alberta, Canada	Novatel Wireless Technologies, Ltd.
Enfora, Inc.	Delaware	Enfora, Inc.
Novatel Wireless Solutions, Inc.	Delaware	Novatel Wireless Solutions, Inc.